THE TRIZETTO GROUP, INC.

WRITTEN RESPONSES TO SEC STAFF COMMENTS

MADE BY LETTER DATED JANUARY 17, 2006

FEBRUARY 7, 2006

The TriZetto Group, Inc. (the “Company”) is on this date filing with the Securities and Exchange Commission (the “Commission” or the “SEC”), Amendment No. 1 to Registration Statement on Form S-3 (“Revised Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Commission (“Staff”) made by letter dated January 17, 2006 (the “Comment Letter”). The responses are set forth under the same captions used, and in the same chronological order in which the comments were presented, in the Comment Letter. Also, we have identified the locations in the Revised Registration Statement where we have made changes in response to Staff’s comments. Unless otherwise indicated, or the context otherwise requires, initially capitalized terms have the same meaning as are ascribed to them in the Revised Registration Statement.

Calculation of Registration Fee

1.	We note that you rely on Rule 416 to register “an indeterminate number of shares of common stock issuable upon conversion of the Notes in connection with stock splits, stock dividends, recapitalizations or similar events.” We note further that Section 4.13 of the Indenture, filed as Exhibit 4.2, contains adjustment provisions relating to adjustments to the conversion rate upon certain fundamental changes. A change in the number of shares issuable as a result of a fundamental change is not considered an anti-dilution provision and thus is not a “similar event” for purposes of Rule 416. Refer to Interpretation 3S of the Securities Act portion of the March 1999 supplement to the manual of publicly available Corporation Finance telephone interpretations for guidance. Please confirm your understanding in this respect and revise footnote (3) to the calculation of registration fee table, if necessary, so that it is consistent with the staff’s views regarding Rule 416.

Response:	We confirm our understanding that a change in the number of shares issuable as a result of a fundamental change is not considered an anti-dilution provision and thus is not a “similar event” for purposes of Rule 416. Footnote (2) to the calculation of registration fee table has been revised accordingly. See cover page of the Revised Registration Statement.

Description of the Notes

Adjustment to the conversion rate upon certain fundamental changes, page 34

2.

On pages 34-38 of the prospectus, please explain in better detail how the conversion rate will change upon certain fundamental changes. You may want provide an example using a specified price and effective date to illustrate the point. In addition, please explain how the numbers in the table on page 36 were determined. In that regard, while it does not appear that the change in the conversion rate is in linear proportion to the change in the “applicable price,” you indicate that straight-line interpolation is appropriate where the exact applicable price and effective date are not set forth on the table. Please explain. Finally, please explain why your obligation to deliver the additional shares “could be considered a penalty.”

Response:	The conversion rate will increase if there are certain fundamental change events which occur prior to October 5, 2010. This conversion rate increase is called a “make-whole fundamental change”. A “make-whole fundamental change” effectively protects holders from lost option value in a takeover that consists mostly of cash. Specifically, if a fundamental change is triggered through (i) a merger in which the holders of the Company voting stock no longer represent a majority or (ii) the Company sells, transfers, leases, etc. all or substantially all of its assets, and at least 10% of the consideration consists of securities that are not publicly traded (e.g. cash), then there will be an increase in the conversion rate for those investors who convert during a specified period. There will be no conversion rate adjustment if the value of the Company’s common stock in a transaction is less than $14.50 or greater than $55. There will also be no conversion rate adjustment after October 5, 2010 (the call date).

For example, if the fundamental change effective date is October 5, 2006, and the stock price is $20, then investors will receive 9.36 additional shares per $1,000 principal amount of notes, and the effective conversion rate would be increased to 62.4104 from 53.0504 shares. Effectively, investors will receive the underlying shares with a value of $1061 (53.0504*20), plus embedded option value that is worth $187 (9.36*20).

The “make whole fundamental change” conversion adjustment is a measure of the remaining value of the conversion option. The conversion rate values on the table on page 36 are not linear because they were determined by applying the Black-Scholes model factoring conversion premium, time from date of issuance, original conversion price and other stock volatility factors to represent the value of the remaining conversion option value associated with the note.

Because it is not practical to determine every possible combination of date and price for calculation in the Black-Scholes model and it is further not practical to make such calculations and distribute those to noteholders upon a fundamental change that triggers the “make-whole” premium, any stock price and date within that range that is not explicitly delineated in the table are determined using straight-line interpolation. We believe this practice is standard with similarly-situated instruments and approximates a result that a precise Black-Scholes calculation would yield.

To illustrate the straight-line interpolation, if the stock price is $21.25 on the effective date of October 5, 2006, the number of additional shares will be the midpoint of the specified number of shares at $20 and $22.50. Specifically, the number of additional shares per note would be 8.32 (midpoint of 9.36 and 7.27). Conversely, for any date not specifically labeled in the table would require interpolation of the date between two identified points averaging the result.

The obligation to deliver additional shares upon a fundamental change could be considered a penalty if, and to the extent that, the value of the additional shares to be issued exceeds the value of the lost option. Different valuation models could be used to determine the value of the lost option, resulting in different valuations. We believe that the Black-Scholes valuation model used to determine the conversion price adjustments set forth in the table on page 36 best approximates this value.

Pages 35-37 of the Revised Registration Statement have been revised to explain in better detail how the conversion rate will change upon certain fundamental changes.

Legality of Opinion

3.	We note that Section 13.8 of the indenture provides that the laws of the state of New York shall be the governing law. As you must provide a “legal and binding obligation” opinion for a registration statement relating to debt securities, an opinion must be given as to the governing law in order to fulfill the item requirement. Please indicate that you are opining under New York law with respect to the indenture. See Item 601(b)(5) of Regulation S-K.

Response:	The opinion letter has been revised to indicate that the opinions set forth therein are based on New York law. See Exhibit 5.1.